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FORM 4                                         U.S. SECURITIES AND EXCHANGE COMMISSION                         OMB APPROVAL
                                                      WASHINGTON, D.C.   20549                          OMB NUMBER:      3235-0287
[ ] Check this box if no longer                                                                         Expires:      May 31, 1994
    subject to Section 16.  Form 4                                                                      Estimate average burden
    or Form 5 obligations may                                                                           hours per response.... 0.5
    continue.  See Instructions 1(b)

                                              STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
                                  Filed pursuant to Section 16(a) of the Securities Exchange Act of
                               1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or
                                          Section 30(f) of the Investment Company Act of 1940
(Print or Type Responses)

1.Name and Address of Reporting Person* 2. Issuer Name and Ticker                    6. Relationship of Reporting Person to Issuer
Alexandra Investment Management, Ltd.      or Trading Symbol                                      (Check all applicable)
(formerly named Hermes Capital             The Alpine Group, Inc.
Management, Ltd.)                          Trading Symbol: AGI                               Director                X   10% Owner
                                                                                        -----                       -----
                                                                                              Officer (give               Other
(Last)       (First)    (Middle)        3. IRS or Social Security  4. Statement for     -----          title below) ----- (specify
237 Park Avenue, 9th Floor                 Number of Reporting        Month/Year                                           below)
                                           Person (voluntary)                             Reporting person is no longer a 10% owner

                                                                                            --------------------------------
             (Street)                                              5  If Amendment,    7. Individual or Joint/Group Filing
New York, New York  10017                                             Date of Original    (check Applicable Lines)
                                                                      (Month/Year)            Form Filed by One Reporting Person
                                                                                          ---
(City)       (State)       (Zip)                                                              Form Filed by More than One
                                                                                          --- Reporting Person

                                       TABLE I  NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

1. Title of Security                    2. Trans-  3. Trans-     4. Securities Acquired    5. Amount of  6. Owner-    7. Nature
   (Instr. 3)                              action     action        (A)or Disposed of (D)     Securities    ship         of
                                           Date       Code                                    Benefic-      Form:        Indirect
                                                      (Instr. 8)       (Instr. 3, 4 and 5)    ially         Direct       Bene-
                                        (Month/                                               Owned at      (D) or       ficial
                                         Day/      Code     V      Amount  (A) or Price       End of        Indirect     Owner-
                                         Year)                             (D)                Month         (I)          ship
                                                                                              (Instr. 3     (Instr.      (Instr.
                                                                                              and 4)        4)           4)

Common Stock                           9/16/96      S            26,500     D   $6.9186/share 1,449,591     I            *

Common Stock                          10/24/96      S            26,500     D   $7.25/share   1,449,591     I            *

Common Stock                          10/25/96      S             3,000     D   $7.375/share  1,449,591     I            *

Common Stock                          10/31/96      C         1,769,911     A   $4.52/share   1,449,591     I            *

Common Stock                          10/31/96      S         1,769,911     D   $7.455/share  1,449,591     I            *


Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.	             (Over)
*  Owned by advisory clients.                                                                                       SEC 1474 (7-96)
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
                       TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                   (e.g., puts, calls, warrants, options, convertible securities)

1.Title of    2.Conver-  3.Trans-  4.Transac-   5.Number of    6.Date Exer- 7.Title      8.Price  9.Number    10.Owner-   11.Na-
  Derivative    sion or    action    tion Code    Derivative     cisable      and Amount   of       of Deriv-    ship       ture
  Security      Exercise   Date      (Instr. 8)   Securities     and Expir-   of Under-    Deriv-   ative        Form       of In-
  (Instr. 3)    Price      (Month/                Acquired (A)   ation Date   lying        ative    Secur-       of De-     direct
                of         Day/                   or Disposed    (Month/      Securities   Secur-   ities        rivative   Bene-
                Deriva-    Year)                  of (D)         Day/Year)                 ity      Bene-        Secu-      ficial
                tive                              (Instr. 3,-                 (Instr. 3    (Instr   ficially     rity;      Own-
                Security                          4, and 5)                   and4)        . 5)     Owned        Direc      ership
                                                                                                    at End       (D) or     (Instr
                                                                                  Amount            of           Indi-      . 4)
                                                               Date  Expir-       or                Month        rect (I)
                                                               Exer- ation  Title Number            (Instr.      (Instr.
                                                               cisa- Date         of                4)           4)
                                   Code    V      (A)    (D)   ble                Shares

3% Cumulative
Convertible
Senior
Preferred Stock								    Common					  Owned by
(160,000 								    Stock,					  advisory
shares)      4.52                   C                    160,000            $.10 par value per      -0-              I    clients



Explanation of Responses:

*   This Statement is filed pursuant to paragraph (a)(1) of Rule 16a-1 under the Securities Exchange Act of 1934, as amended (the
    "Exchange Act").  The reported securities are beneficially owned by advisory clients of the Reporting Person.  The Reporting
    Person has no "pecuniary interest" in such securities (within the meaning of paragraph (a)(2) of said Rule) and accordingly disclaims beneficial ownership thereof for all purposes (other than for 10% reporting status) under Section 16 of the
    Exchange Act.
								   /s/ Dimitri Sogoloff                           November 7, 1996
**  Intentional misstatements or omissions of facts                ------------------------------------------     ----------------
    constitute Federal Criminal Violations.                                **Signature of Reporting Person              Date
    See 18 U.S.C. 1001 and 15. U.S.C. 78ff(a).                     By: Dimitri Sogoloff
								   Title: Managing Director



Note:	File three copies of this Form, one of which must be manually signed.  If space is insufficient,
	See Instruction 6 for procedure.
										                         		    Page 2
                                                         	                                                   SEC 1474 (7-96)

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